UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

FLUX POWER HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

344057203
(CUSIP Number)

Michael Johnson
985 Poinsettia Avenue, Suite A, Vista, California 92081
877-505-3589
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 31, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344057203

1	NAME OF REPORTING PERSONS Esenjay Investments, LLC I.R.S. Identification Nos. of above persons (entities only).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	31,912,551(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	31,912,551(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,912,551(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%(1)(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes warrants to purchase up to 625,000 shares of common stock, which is exercisable within 60 days.
(2) Based on 46,932,368 shares of common stock outstanding as of November 8, 2018.

CUSIP No. 344057203

1	NAME OF REPORTING PERSONS Michael Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	74,547(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	31,912,551(2)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	74,547(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	31,912,551(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,987,098(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2%(1)(2)(3)
14	TYPE OF REPORTING PERSON IN

(1) Includes options to purchase 74,547 shares of common stock which are exercisable within 60 days.
(2) Includes warrants to purchase up to 625,000 shares of common stock, which are exercisable within 60 days.
(3) Based on 46,932,368 shares of common stock outstanding as of November 8, 2018.

AMENDMENT NO. 9 TO SCHEDULE 13D/A

Item 1. Security and Issuer

This Amendment No. 9 to Schedule 13D/A (this “Statement”) relates to shares of common stock, $0.001 par value of Flux Power Holdings, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 985 Poinsettia Avenue, Suite A, Vista, California 92081.

Item 2. Identity and Background

This statement is being filed on behalf of Esenjay Investments, LLC and Mr. Johnson (together referred to herein the “Reporting Person”):

1.
Esenjay Investments, LLC

(a)
Esenjay Investments, LLC is a limited liability company formed in Delaware (“Esenjay”).

(b)
Esenjay’s principal office is located at 500 North Water Street, Suite 1100, Corpus Christi, Texas 78401-0236.

(c)
Within the last five years, Esenjay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, Esenjay has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.
Michael Johnson

(a)
Michael Johnson, an individual.

(b)
Mr. Johnson’s address is 985 Poinsettia Avenue, Suite A, Vista, California 92081.

(c)
Mr. Johnson was appointed as a Director of the Issuer on July 12, 2012. Mr. Johnson is also President and sole director of Esenjay Investments, LLC.

(d)
Within the last five years, Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. Johnson is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Issuer’s wholly-owned subsidiary, Flux Power, Inc. (“Flux”), has maintained an Unrestricted and Open Line of Credit with Esenjay Investments, LLC, Issuer’s controlling stockholder and principal credit line holder (“Esenjay”), with a maximum borrowing amount of $10,000,000, a conversion rate of $0.60 per share, an interest rate at 8% per annum and maturity date of January 31, 2019 (“Line of Credit”). As a result of continued draws, as of October 31, 2018, the Line of Credit had an outstanding principal balance and accrued and unpaid interest of approximately $9,016,280, which is convertible into 15,027,134 shares of common stock. Pursuant to the Early Note Conversion Agreement (the “Early Note Conversion Agreement”) entered into between the Issue and Esenjay on October 31, 2018, Esenjay immediately exercised its conversion rights under the Line of Credit to convert the outstanding principal amount plus accrued and unpaid interest for 15,027,134 shares of the Issuer’s common stock. As inducement for Esenjay to exercise early the conversion of the Line of Credit, the Issuer issued an additional 268,018 shares of common stock, which is equal to the $160,811 in interest that Esenjay would have earned on the principal has Esenjay converted the Unrestricted and Open Line of Credit on the maturity date of January 31, 2019. As such, on October 31, 2018, the Issuer issued to Esenjay an aggregate of 15,295,152 shares of common stock.

As a result of the conversion of the Line of Credit, Esenjay beneficially owns an aggregate of 31,912,551 shares of Common Stock, consisting of 31,287,551 shares of Common Stock, and warrants to purchase up to 625,000 shares of Common Stock, which is exercisable within 60 days. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 31,987,098 shares of Common Stock, of which 31,912,551 shares of Common Stock are directly beneficially owned by Esenjay and 74,547 shares of Common Stock represents Mr. Johnson’s right to acquire additional shares of Common Stock within sixty days upon exercise of his options. Beneficial ownership of 31,987,098 shares of Common Stock represents approximately 67.2% of such outstanding class of the Issuer’s securities. The percentage calculation is based on 46,932,368 shares of Common Stock outstanding as of November 8, 2018.

Item 4. Purpose of the Transaction

The Reporting Person acquired the Issuer’s shares of Common Stock for investment purpose.

Subject to ongoing evaluation, except as otherwise set forth above, the Reporting Person has no current plans or proposals which relate to or would otherwise result in any of the following:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)
An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)
A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)
Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)
Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)
A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
As of the date hereof, Esenjay beneficially owns an aggregate of 31,912,551 shares of Common Stock. Mr. Johnson, by virtue of his ownership and control of Esenjay, is deemed to beneficially own 31,987,098 shares of Common Stock of which 31,912,551 shares of Common Stock are directly beneficially owned by Esenjay and 74,547 shares of Common Stock represents Mr. Johnson’s right to acquire shares of common stock of the Issuer within 60 days upon exercise of his options. Beneficial ownership of 31,987,098 shares of Common Stock represents approximately 67.2% of such outstanding class of the Issuer’s securities. The percentage calculation is based on 46,932,368 shares of Common Stock outstanding as of November 8, 2018.

(b)
The following table sets forth the number of shares of Common Stock as to which the respective Reporting Person has (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Esenjay Investments, LLC	-	31,912,551	-	31,987,098
Michael Johnson	74,547	31,912,551	74,547	31,987,098

(c)
The information contained in Items 3 and 4 above is hereby incorporated herein by reference in entirety.

(d)
The Reporting Person does not know of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e)
Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7. Materials to be Filed as Exhibits.

Exhibit A-Joint Filing Agreement*

______________
* Attached herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018	ESENJAY INVESTMENTS, LLC By: /s/ Michael Johnson Name: Michael Johnson Title: President MICHAEL JOHNSON By: /s/ Michael Johnson Name: Michael Johnson

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Dated: November 8, 2018	ESENJAY INVESTMENTS, LLC By: /s/ Michael Johnson Name: Michael Johnson Title: President MICHAEL JOHNSON By: /s/ Michael Johnson Name: Michael Johnson